Filed Pursuant to Rule 433

Registration Statement No. 333-173827

May 24, 2011

WhiteGlove House Call Health, Inc.

The article attached as Appendix A (the “Article”) will be published by Research2.0 on or after May 24, 2011 and references a proposed public offering (the “Offering”) of securities of WhiteGlove House Call Health, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-173827), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article references the Offering and contains an interview with Robert Fabbio, the President and Chief Executive Officer of the Company.

You should consider statements in the Article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Statements in the Article that are not attributed directly to Mr. Fabbio represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any other Offering participant. Neither the Company nor any other Offering participant endorses or adopts, or takes any responsibility for any statements or opinions expressed on any blogs associated with or published by Research2.0 or any third party blogs that link to such blogs or on any social networking sites that link to or otherwise republish the Article.

Forward-Looking Statements

Some of the information in this filing may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “will,” “may,” “believe,” “expect,” “anticipate,” “assume,” “forecast,” “predict,” “intend,” “plan,” “estimate,” “potential,” “continue,” or the negative of those terms or other variations of them or comparable terminology. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties, many of which are beyond our ability to control or predict. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the preliminary prospectus. The risk factors and other factors noted throughout the preliminary prospectus could cause our actual results to differ materially from those contained in any forward-looking statement. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	our expectations regarding our revenue, expenses, sales, and operations;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to attract and retain individual, employer and private health insurance provider members;

•	our ability to anticipate market needs or develop new or enhanced services to meet those needs;

•	our ability to manage growth and to expand our infrastructure;

•	our ability to establish and maintain intellectual property rights;

•	our ability to manage expansion into new geographic markets;

•	our ability to hire and retain key personnel;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to successfully identify, manage, and integrate any potential acquisitions; and

•	our anticipated cash needs and our estimates regarding our capital requirements, and our need for additional financing.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that we file with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at http://www.sec.gov or http://www.sec.gov/Archives/edgar/data/1429664/000119312511119460/0001193125-11-119460-index.htm. Alternatively, WhiteGlove, any placement agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling WR Hambrecht + Co., LLC toll-free at 800-673-6476; Rodman & Renshaw, LLC at 212-430-1710, or from WhiteGlove’s website at http://www.housecallhealth.com or the website of WR Hambrecht + Co., LLC at http://www.wrhambrecht.com/ind/auctions/openipo/whch/index.html. You can also request more information by sending an email to info@wrhambrecht.com.

APPENDIX A

Technology Analysis for Business & Investment

Pre-IPO Interview with Robert Fabbio

Founder and CEO,

WhiteGlove House Call Health, Inc.

May 24, 2011

In this Pre-IPO Interview, we talk with Robert Fabbio, Founder and CEO of WhiteGlove House Call Health, Inc. In our Pre-IPO interview, Bob discusses the rationale for starting WhiteGlove and bringing innovation to the U.S. healthcare system. Selected highlights from the interview include:

•

WhiteGlove is attacking one of the largest addressable markets in the world with an innovative solution that no one else has yet and that people love, at a time when the U.S. is focused on fixing healthcare. Customer feedback has been overwhelmingly positive and the company is well positioned to expand rapidly in the future.

•

WhiteGlove has deconstructed the healthcare delivery system (within its scope) and reassembled it in a simpler, integrated way. The company has eliminated much of the cost and chaos found in the current healthcare delivery system while enabling a high quality, service-driven healthcare experience. WhiteGlove offers onsite (home/office), claims-free, primary and acute medical care for subscribers through highly trained nurse practitioners for a low, fixed fee.

•

WhiteGlove has lowered the admin/support ratio to below one (1) support/admin person to every provider and thus has a distinct competitive advantage versus established health care companies, which have bloated and inefficient healthcare delivery systems with five (5) admin/support people to every provider.

•

The single biggest obstacle to bringing innovative solutions to healthcare, in Bob’s opinion, is the broker/benefits consultant who is fearful of change. White Glove offers healthcare brokers and benefits consultants a simple win-win way to lower their constituents’ health care costs, increase employee productivity, and give employees and dependents a benefit they love.

•

The main risk facing WhiteGlove in the markets today is resistance to change and thus incumbents bringing new laws or regulations that slow down or interfere with the company’s ability to truly change healthcare in America.

Note: Please see important disclaimers at the end of this interview.

R2.0: Thanks for speaking with us today, Bob. What is a serial entrepreneur with a deep background in technology and no domain knowledge in health care doing starting a company like WhiteGlove?

RF: I started the company because I had a passion to bring change and innovation to healthcare. Healthcare is a large and important sector of the U.S. economy and greatly in need of new thinking, in my opinion. As an entrepreneur with past success in founding and growing innovative companies, I knew bringing change to healthcare required rethinking it from the bottom up. I believe my background has really advantaged WhiteGlove over many others. I set out to bring a new, innovative healthcare delivery system to America capable of changing healthcare which required: 1) The courage, the curiosity, and the tenacity of an entrepreneur to question everything and attack the problem in a tireless way, with a clean slate. Most people in healthcare today, by nature, are not entrepreneurial. 2) The ability to quickly assimilate cross-disciplinary thinking to solve the problem. This is more than just a healthcare problem. 3) The ability to problem solve by applying advanced technology. This is not what most in healthcare are able to do. 4) The ability to creatively think “out-of-the-box” in order to innovate in meaningful ways. So often, when you live “in-the-box” and have for a long time, you tend to have blinders on. The truth is, I never once worried about not having healthcare domain knowledge when starting the company. I simply surrounded myself with people who brought the cross-disciplinary thinking (healthcare, insurance, brokerage, technology, etc.) that I needed to bring the necessary innovation and change to lower the cost of healthcare while improving the consumer’s experience. I would venture to guess that Steve Jobs was not known to have a deep background in cell phones or cellular networks when launching the iPhone, which has been a phenomenal success and is presenting many challenges for incumbents such as Nokia.

R2.0: Some analysts who have studied the U.S. healthcare system see chaos and a future train wreck in the making. What role do you see WhiteGlove playing to restore order in the market for healthcare services?

RF: I believe a significant role. Clayton Christensen talks about rethinking the entire healthcare system and reassembling it in a simpler, integrated way. That is exactly what we have done at WhiteGlove. When launching this business, we studied the entire lifecycle of delivering and receiving medical care (within our scope). Today, the healthcare industry is incredibly fragmented and much of the innovation centers around improving one of the many fragmented components, rather than the system. Like Clayton, we believed that this was not the right approach. Instead, we looked at the entire system (within our scope) to determine what and who were the constituents/components, what was the workflow between them, what could be automated, what information was shared or used, what was redundant, etc. In essence, we disassembled the entire delivery system in great detail and then we reassembled it with an eye toward what can be automated, what is required to deliver better service, what can be simplified, and what could be eliminated. As a result, WhiteGlove has eliminated much of the cost and inefficiencies found in the current healthcare delivery system for the services we offer while enabling a high quality, service-driven healthcare experience. We would like to think that this could serve as a model for others who are trying to bring order and control to the delivery system that is outside of our scope of care.

R2.0: How does your experience with founding and running Tivoli (now part of IBM) and Dazel (acquired by Hewlett Packard) factor into the creation of WhiteGlove?

RF: Great question. If I look at both of those prior industry-transforming business endeavors, they share something in common with WhiteGlove. They both focused on looking at very complex systems that involved many constituents and where there was tremendous chaos that was in need of order, control, and

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simplicity. And as I think about it, this has always been one of my strong suits - the ability to look at large, complex, chaotic problems and distill them down to simple, orderly solutions. In the late 1980s, as mainframes were being supplanted by networks of computers in the enterprise and the world was struggling with how to manage all the complexity and chaos introduced by a new heterogeneous computing environment comprised of mainframes, workstations from IBM, Sun, HP, and others, and PCs, I saw it as an opportunity to bring order and control to an otherwise daunting problem.

When I founded Tivoli Systems in 1989, it led a movement to rethink how the IT industry managed a heterogeneous computing environment made up of many disparate computers, users, storage, networks, databases, operating systems, printers, and much more. A great deal of complexity that ultimately was distilled down into a simple, orderly, homogenizing new system called a distributed systems management framework. And the same thing is true with Dazel. In the early 90s, as heterogeneous computing environments were now running businesses and producing critical information in various forms and formats from old and new applications with an ever-increasing collection of places to send the information (email, fax, printers, pagers, the web, and more), there was a great deal of complexity and chaos. When I founded Dazel Corporation, it led a movement to rethink how the IT industry managed the reliable delivery of business-critical information around the world and distilled down this very complex problem to a simple, orderly, homogenizing new system called an output management system.

Well, guess what? The same thing is true with WhiteGlove. The U.S. healthcare delivery system is a very complex, highly fragmented, chaotic collection of constituents or components including medical providers, insurance companies, pharmacies, diagnostic labs, and all the information that flows (or not) between the parties. And like before, with the founding of WhiteGlove, I am working very hard to lead a movement to rethink how the healthcare industry brings simplicity, order, and control to an otherwise daunting problem.

R2.0: In your view, what is the greatest or most hidden obstacle for bringing innovation to health care?

RF: Today, if you look at who is the largest consumer of healthcare and health insurance, it is the employer. And if you look at who serves as the primary conduit to bring employers new health insurance plans, new benefits, new healthcare services, and more specifically any innovation around this subject matter, it is the benefits broker/consultant. In fact, for all practical purposes, they have a monopoly.

The problem is that introducing disruptive innovation to employers is viewed by many brokers/benefits consultants as disruptive to themselves. Why? Fear. Many make their money based on the premiums paid. The higher the healthcare costs the greater the premiums, and thus their commission. Others have fixed fee arrangements with the employers. And in this case, if healthcare costs are lowered, the fee becomes a larger percentage of their healthcare spend. So, the truth is that even though brokers/benefits consultants have a fiduciary responsibility to their clients to show them ways to lower their healthcare costs, neither is financially incented to do so. And so, we have observed two things: 1) many benefits consultants/brokers erect all kinds of artificial obstacles around introducing any innovative solution that is capable of dramatically lowering the cost of healthcare and thus the money that they earn; and 2) each year, employers meet with their benefits broker or consultant to go through a review of their healthcare costs, their trend, the benefits, deductibles, etc. And for most employers, the cost of healthcare and health insurance continues to escalate. In fact, a recent Kaiser study indicates that over the last five years employees and employers have experienced double digit increases! The most common strategies considered to lower healthcare costs and the cost trend are: 1)

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shift cost to the employees; and 2) lower utilization of the health plan through wellness programs. The most often deployed strategy is shifting cost to the employee. And others tell us this is going over like a lead balloon with employees and dependents. The truth is, employers pay brokers and benefits consultants a lot of money each year and the only tangible results seem to be double digit cost increases and upset employees.

So, in our opinion, the single biggest obstacle to bringing innovative solutions is the broker/benefits consultant.

R2.0: White Glove’s business model looks a lot like Costco’s model. What are the attractions of this model in health care?

RF: It is. It is like many other membership-based businesses, many of which are disruptive innovators – Netflix, Salesforce, ZipCar, and more.

Moving to this kind of model has a number of very positive side effects: 1) The cost of healthcare becomes predictable and capped. Today, most healthcare providers make their money by filing claims for every medical service they perform. We do not. For our individual and employer based members, we do not file claims for the medical services we perform or the generic prescription medications we prescribe. We make our money enrolling members, just like Costco and others do. The individual or employer pays the membership fee and then when the member uses our service, they pay $35 a visit. With WhiteGlove, our members do not worry about what today’s medical care going to cost them or get hit after the fact with surprise charges because something was not covered by their insurance. And for employers, we eliminate many claims for medical services and prescription medications from hitting their health plan (or reserve) and move a variable, unpredictable healthcare spend to something that is predictable and capped. 2) The healthcare experience is not rushed. Unlike most other medical providers, where revenue is based on visit volume, ours is not. In fact, visit volume only has a de-minims impact on revenue. Consequently, we are able to reserve one-hour slots for each member visit and give them the time and attention they deserve, on their schedule. For our members, this translates into a much more consultative healthcare experience. 3) The revenue is predictable and compounding. For WhiteGlove, because our revenue is dominated by membership enrollments or subscriptions, the more we increase our membership base, the more it increases our on-going revenue stream. Unlike other medical providers, whose revenue is a function of how many visits they have done and claims dollars collected, ours is based on predictable annual subscriptions and so we are able to enjoy a much more reliable future revenue stream.

R2.0: What is the main value proposition WhiteGlove brings to companies who provide health care for their employees?

RF: We give employers the ability to break their healthcare cost trend while improving their employee productivity, and give their employees and dependents a benefit they love.

Each year, employers meet with their benefits broker or consultant to go through a review of their healthcare costs, their trend, the benefits, deductibles, etc. And for most employers, the cost of healthcare and health insurance continues to escalate. As I noted earlier, a recent Kaiser study indicates that over the last five years employees and employers have experienced double-digit increases. The most common strategies considered to lower healthcare costs are shifting cost to the employees and lowering utilization of the plan through wellness program. In most cases, the cost is shifted to the employee and, obviously, this is a strategy that is not going over well with employees and dependents.

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Essentially all the effort made in the annual review process is, by and large, ineffective. And how could it be any other way? The brokers can’t change the cost and inefficiencies of the underlying healthcare system available from the insurance companies. And so it can’t work. This is where WhiteGlove comes in. We offer an innovative alternative that sits alongside the health plan network offered by the insurance companies that is capable of delivering 50-70% of the medical services and the prescription medications to employees and dependents at a fraction of the current cost and with a much higher quality experience. Finally, we give employers an opportunity to finally break their cost trend while improving the healthcare experience and improving employee productivity.

R2.0: Recognizing it is still early days at the company, what kind of feedback are you receiving from WhiteGlove customers?

RF: Like nothing I have ever seen in my career. It is overwhelmingly positive. According to Citysearch, we have more 5 star reviews than any other company in the country. However, the best way for me to answer this question is by me relaying a couple of true stories to you. A few weeks ago, I was sitting in a restaurant in Austin with one of our account managers and two benefits brokers. About 45 minutes into the lunch, a gentleman sitting at a table next to us turned and asks, “Do you work for WhiteGlove? I overheard the name.” One of the benefits brokers responded, “No, but we work with them.” At that point, the gentleman starts saying things like, “It’s the best thing ever invented!” “Our company uses WhiteGlove and we love it.” “It is such a life saver for me and my wife.” etc. After the gentleman had gone on for at least a minute or two describing how wonderful WhiteGlove was, the benefits brokers said, “Well, there is the person that had the original idea and started the company” and pointed at me. And then, the woman sitting next to the gentleman at the same table (who I assumed was his wife) chimed in and started to talk about the service with so much emotion and how it impacted her life and her family’s life so positively, that it nearly made me cry. All she wanted to do was thank me over and over again. It was such an unexpected and beautiful experience.

The second story took place last November in Palm Springs. I was flattered to be asked to speak at the National Entrepreneur of the Year conference, which is the largest gathering of entrepreneurs and business people in the U.S. The topic was “The Next Big Thing,” and I spoke to over 600 people about WhiteGlove and its impact on healthcare in the U.S. After I was done speaking, I proceeded into a very crowded hallway with people exiting the auditorium to look for my wife. And as I spotted her in the crowd, I could see a gentleman quickly walk past her and head straight in my direction. As it turns out, he was trying to make sure he spoke to me before I disappeared. He was the COO of an employer in the Dallas-Fort Worth market that uses WhiteGlove; he wanted to introduce himself and let me know that his employees and dependents love our service and that we are saving them more money than we originally forecasted when we had initially called on them. So, in the middle of this huge crowd of people, this person couldn’t have become a better, impromptu commercial for WhiteGlove and its impact on businesses. Just an amazing random event.

R2.0: WhiteGlove is currently servicing seven U.S. metropolitan markets. What is the overall market opportunity for the company?

RF: The opportunity is enormous. We are attacking one of the largest addressable markets in the world with a very innovative solution that no one else has used yet on this scale and that people love, at a time when the U.S. is focused on fixing healthcare. If WhiteGlove were to simply focus on bringing primary (acute) and chronic care to just Texas, we would be attacking a $66B annual spend. To put this in perspective, this is more than the revenue generated by Dell Computers in 2010 worldwide (approx. $61B). And, of course, one of the primary reasons for the public offering is to continue to rapidly expand to other markets across the country.

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R2.0: WhiteGlove generated over $4 million of revenues last year but is currently not generating a profit? What is the rationale for going public now at a time when the company is not making money?

RF: There are a number of reasons why the time is right. To name a few, we have a very compelling healthcare solution at a time when the U.S. is in desperate need of one and the capital markets are back open to help fund our expansion. We intend to continue to expand as quickly as possible across the country in order to accomplish our objective of changing healthcare in America. At the same time, this will continue to erect a significant barrier to entry for any competitor. As to why we are going public when we are not making money? This is simply because we continue to invest in launching new markets that lose money for a period of time after their launch (we plan to continue to expand our national footprint and expect the company to lose money until we achieve a certain membership density in most of our markets). However, it’s not unusual for disruptive innovators like WhiteGlove to go public when they are not making money. In fact, we are in good company with businesses like Salesforce, Amazon, Netflix, ZipCar, and others that brought disruptive innovation to their respective industries and went public before making money.

R2.0: Nurse practitioners are central to WhiteGlove’s service. Do you see White Glove’s business being constrained in the future by the ability to attract nurse practitioners?

RF: We do not believe so. WhiteGlove offers a set of very unique and differentiated benefits for nurse practitioners. To name a few: guaranteed salary, stock options, autonomy, ample time to provide medical care, 12 shifts per month, use of advanced technology, and being part of a company that is changing healthcare in America. Consequently, to date, we have not had a problem attracting the best of the best to WhiteGlove. We appreciate that nurse practitioners are in high demand, but we think we offer them a great opportunity for those that are the best-of-the-best. WhiteGlove is positioning itself as a destination employer.

R2.0: WhiteGlove has relationships with three major insurance companies in Texas and yet has chosen not to have similar relationships outside of Texas. What is the thinking behind this strategy?

RF: From the very beginning, we designed this business to be a private pay business. While the relationships with Aetna, Humana, and UnitedHealthcare in Texas have been very validating, good for exposing our service to consumers and employers more quickly, and helping with cash flow, it is not our intent to expand these relationships or to add any others. For a number of reasons which would be difficult to explain in this forum, this business strategy would not be in our best interest and thus is not part of our long-term business plan. Our intent has always been to build a successful business that was based on thousands of employers and countless individuals enrolling, rather than being dependent on 6-12 insurance companies.

R2.0: What prevents the big, established health care companies from doing what WhiteGlove does?

RF: Any large health care company or insurance company could announce they have a provider system that comes to their customer’s home and work. And they could even announce that they would charge the same as we do. However, this is just marketing. In order to really deliver what we do, at the price points at which we do it, they would need to replicate our technology platform, which dramatically lowers cost, eliminates errors and redundancy, and automates workflow and treatment. Without it, the large healthcare companies or

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health insurance companies would still be relying on the same costly, inefficient healthcare delivery system where there are five (5) admin/support people to every provider. At WhiteGlove, we have lowered the admin/support ratio to fewer than one (1) support/admin person to every provider. So, essentially, they would go broke trying to replicate what we do unless they dramatically change the economics and efficiencies of their healthcare delivery system.

R2.0: How difficult would it be for another company to replicate the integrated technology platform WhiteGlove has built that you believe gives the company a key competitive advantage in the market?

RF: Well, I like to say that with enough time and money anything is possible. After all, it’s just software. With that said, I think it would be pretty challenging simply because it requires having someone that can do what I know how to do (and did) when we launched this business. Specifically, the ability to function as the assimilator of clinical, insurance, brokerage, pharmacy, consumer, employer, and information technology knowledge and information to understand the industry, the problem space and define which problems are possible to solve. Then, function as the person who translates it all and directs the technology team as to how to apply technology in novel and comprehensive ways to solve the problems at hand. I feel quite certain that this requires more than someone with simply a healthcare background.

R2.0: WhiteGlove is innovating at four different levels, including the service level. Why wasn’t bringing business model, value network, and technology innovation enough? What was the rationale to also innovate at the service level?

RF: Because we have two objectives: lower the cost while improving the consumer experience. We have attacked the cost of healthcare by moving to a membership-based business model (business model innovation) that is marketed and sold primarily to employers (value network innovation) where our proprietary technology (technology innovation) eliminates cost, errors, and inefficiencies and automates workflow. All three areas of innovation are required to truly lower the cost of the healthcare for the consumer and the employers. However, that would only satisfy half of why we launched WhiteGlove. We wanted to dramatically improve the consumer experience, and that required more proprietary technology (technology innovation) and a significant shift to having healthcare provided in a service-driven way (service innovation). With these four areas of distinct innovation, WhiteGlove is truly able to lower the cost and provide a much higher quality healthcare experience.

R2.0: One final question for you, Bob. What are the main risks for WhiteGlove’s business going forward?

RF: I think there are many. Whenever you bring the kind of disruption that we are bringing to such an enormous industry, you are faced with lots of resistance. There is a lot of money at stake. So, I believe the main risk is resistance to change; perhaps the incumbents bringing new laws or regulations that slow down or interfere with our ability to truly change healthcare in America. For all the interest and discussion about the need for something significant to change with healthcare in America, those that are contributing to the problem are slow to embrace change for fear of its impact.

R2.0: Thank you for your time today, Bob. It has been a pleasure speaking with you.

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About Robert Fabbio, Co-Founder, President, and CEO

Mr. Fabbio is considered a visionary and successful serial entrepreneur. He has founded and built multiple industry-leading companies by identifying large emerging markets, gaining intimate knowledge of customer problems, challenging conventional wisdom, and bringing targeted, innovative products to market.

In recognition of his success in building world-class businesses, Fabbio was awarded the Ernst & Young Entrepreneur of the Year Award in 1997. He has subsequently served as a chairperson and a judge for the Austin E&Y awards. He also has been a national judge for the E&Y awards. Fabbio has been recognized in the 1999 Digital South Magazine List of “Most Influential People In the South’s New Economy” and 2002 Forbes Magazine Midas List of the “Top 100 Technology Venture Investors (technology’s top 100 dealmakers)”, to name a few.

With almost 30 years of business experience, Fabbio has been involved in all aspects of business: company formation, board oversight, and day-to-day operations. In 1989, Fabbio founded Tivoli Systems and was the catalyst for what became a $12B Enterprise Systems Management market. In 1996, after a successful IPO, Tivoli was acquired by IBM. He later founded DAZEL Corporation, which quickly became the acknowledged market leader in Output Management, before being acquired by Hewlett-Packard. Fabbio also co-founded Ventix Systems, which later merged with Motive Communications and subsequently went public. Fabbio spent nearly 6 years in the venture capitalist industry with Austin Ventures, as a Venture Partner, and with TL Ventures, as a Managing Director. In addition, Fabbio has held senior technical and executive management positions with Cesura, VIEO, IBM, Prime Computer, Applix, and Kodak. Mr. Fabbio also served as a Rochester Institute of Technology Board of Trustee member.

Fabbio received an A.A.S in Chemistry from Mohawk Valley Community College, a B.A. in Chemistry/Computer Science from SUNY at Potsdam and an M.S. in Computer Science and Technology from Rochester Institute of Technology.

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Disclaimers

WhiteGlove has filed a registration statement (including a prospectus) with the Securities Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents WhiteGlove has filed with the Commission for more complete information about WhiteGlove and the offering. You may get these documents for free by visiting EDGAR on the Commission Web site at www.sec.gov or http://www.sec.gov/Archives/edgar/data/1429664/000119312511119460/0001193125-11-119460-index.htm. Alternatively, WhiteGlove, any placement agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling WR Hambrecht + Co., LLC toll-free at 800-673-6476; Rodman & Renshaw, LLC at 212-430-1710, or from WhiteGlove’s website at http://www.housecallhealth.com or the website of WR Hambrecht + Co., LLC at http://www.wrhambrecht.com/ind/auctions/openipo/whch/index.html. You can also request more information by sending an email to info@wrhambrecht.com.

The statements in this interview (including all forward-looking statements) should be considered and evaluated in light of the information in WhiteGlove’s registration statement, in particular the risk factors described in such registration statement. WhiteGlove’s registration statement has not been declared effective by the Commission, and the information contained in such registration statement is subject to change prior to becoming effective and the filing of the final prospectus with the Commission.

WhiteGlove is not a corporate research client of Research 2.0. Research 2.0 received compensation for producing this report from WR Hambrecht + Co., LLC, the lead placement agent in WhiteGlove’s initial public offering. Research 2.0 maintains its own research process, exercises full editorial control of all published content, and applies the same standards to WhiteGlove as it does to all companies who are its research clients. Research 2.0 employees are governed by fair dealing and client first rules that are similar to compliance rules at broker/dealers and banks. For additional information about Research 2.0 disclaimers, disclosures and employee policies please visit its legal page at http://blog.research2zero.com/aboutus/legal.

Statements in the article that are not attributed directly to Mr. Fabbio represent the author’s or others’ opinions and are not endorsed or adopted by WhiteGlove or any other offering participant. Neither WhiteGlove nor any other offering participant endorses or adopts, or takes any responsibility for any statements or opinions expressed on any blogs associated with or published by Research2.0 or any third party blogs that link to such blogs or on any social networking sites that link to or otherwise republish the Article.

Forward-Looking Statements

Some of the information in this article may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “will,” “may,” “believe,” “expect,” “anticipate,” “assume,” “forecast,” “predict,” “intend,” “plan,” “estimate,” “potential,” “continue,” or the negative of those terms or other variations of them or comparable terminology. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties, many of which are beyond WhiteGlove’s ability to control or predict. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the preliminary prospectus. The risk factors and other factors noted throughout the preliminary prospectus could cause WhiteGlove’s actual results to differ materially from those contained in any forward-looking statement. Factors that could cause WhiteGlove’s actual results to differ materially from the results contemplated by such forward-looking statements include:

•	WhiteGlove’s expectations regarding its revenue, expenses, sales, and operations;

•	anticipated trends and challenges in WhiteGlove’s business and the markets in which it operates;

•	WhiteGlove’s ability to compete in its industry and innovation by its competitors;

•	WhiteGlove’s ability to attract and retain individual, employer and private health insurance provider members;

•	WhiteGlove’s ability to anticipate market needs or develop new or enhanced services to meet those needs;

•	WhiteGlove’s ability to manage growth and to expand its infrastructure;

•	WhiteGlove’s ability to establish and maintain intellectual property rights;

•	WhiteGlove’s ability to manage expansion into new geographic markets;

•	WhiteGlove’s ability to hire and retain key personnel;

•	WhiteGlove’s expectations regarding the use of proceeds from the offering;

•	WhiteGlove’s ability to successfully identify, manage, and integrate any potential acquisitions; and

•	WhiteGlove’s anticipated cash needs and its estimates regarding its capital requirements, and its need for additional financing.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

White Glove Pre-IPO Interview | May 2011	©Research 2.0 - Page 9